SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.  There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited
(Registrant)

By:	/s/ JOHN PRIESTLEY
Company Secretary
(Signature)*

Date 04 May 2007
* Print the name and title of the signing officer under his signature.

Supplementary Bidder’s Statement

in respect of the offer by

ANZ Online Holdings Pty Limited

ACN 124 093 625

a wholly-owned subsidiary of

Australia and New Zealand Banking Group Limited

ABN 11 005 357 522

to acquire all of your shares in

ETRADE Australia Limited

ABN 12 003 042 082

THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN DOUBT AS TO HOW TO DEAL WITH IT PLEASE CONSULT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER.

This document is the first supplementary bidder’s statement (Supplementary Bidder’s Statement) to the bidder’s statement of ANZ Online Holdings Pty Limited ACN 124 093 625 (ANZ Online) dated 2 March 2007 (the Bidder’s Statement) in connection with a takeover bid by ANZ Online for all the ordinary shares in ETRADE Australia Limited (E*TRADE Australia).

This document also includes notices pursuant to sections 650B and 650D of the Corporations Act 2001 (Cth) (Corporations Act).

This Supplementary Bidder’s Statement must be read together with the Bidder’s Statement. Unless the context otherwise requires, terms defined in the Bidder’s Statement have the same meaning in this Supplementary Bidder’s Statement. This Supplementary Bidder’s Statement will prevail to the extent of any inconsistency with the Bidder’s Statement.

A copy of this Supplementary Bidder’s Statement was lodged with ASIC on 27 April 2007. Neither ASIC nor any of its officers takes any responsibility as to the contents of this Supplementary Bidder’s Statement.

ANZ’s Offer is scheduled to close at 7:00pm (Melbourne time) on 15 May 2007 (unless extended).

This is an important document and requires your immediate attention. If you are in doubt as to how to deal with it please consult your financial or other professional adviser.

If you have any queries about this document, the Bidder’s Statement (including this Supplementary Bidder’s Statement), ANZ’s Offer or how to accept ANZ’s Offer, please call ANZ’s Offer Information Line on 1300 301 126 (within Australia) or +61 2 9936 1977 (outside Australia) between the hours of 9:00am and 5:00pm (Melbourne time) on Monday to Friday, or visit ANZ’s website at www.anz.com.

Offers outside Australia

E*TRADE Shareholders who are outside Australia should note that the Scrip Consideration under the Offer is securities of ANZ, an Australian public company listed on ASX. The Offer is subject to the disclosure requirements applicable in Australia which are different from those applicable in the US and other countries.

Ineligible Foreign Shareholders will not be entitled to receive ANZ Shares on acceptance of the Offer. Ineligible Foreign Shareholders who accept the Offer and elect to receive the Scrip Consideration will receive the net cash proceeds of a nominee sale of their entitlement to ANZ Shares as described in section 1.4 and in accordance with clause 6.9 of the Offers (which is set out in section 8 of this Supplementary Bidder’s Statement).

27 April 2007

ANZ’s Takeover Offer For E*TRADE Australia

Dear E*TRADE Shareholder,

I am pleased to write to you again in connection with ANZ’s Offer to acquire all of your shares in E*TRADE Australia.

On 23 April 2007, ANZ announced:

•                  increased cash Offer – an increase in the Offer price for E*TRADE Shares to $4.30 per share;

•                  ANZ shares offered – the offer of ANZ scrip as an alternative form of consideration for E*TRADE Shareholders;

•                  price final – the Offer price is final (in the absence of a superior proposal);

•                  Offer unconditional – the Offer is unconditional; and

•                  closing date – the Offer will close on 15 May 2007 (unless extended).

ANZ’s revised Offer of $4.30 is within the valuation range determined by the Independent Expert appointed by E*TRADE Australia and, if ANZ acquires at least 80% of E*TRADE Australia, now provides the opportunity for certain shareholders who accept the scrip alternative to obtain capital gains tax rollover relief.

The Independent Directors of E*TRADE Australia have unanimously recommended that E*TRADE Shareholders accept ANZ’s increased Offer (in the absence of a superior proposal) and said they intend to accept ANZ’s increased Offer for their own holdings of E*TRADE Shares on the same basis.(1)

Since declaring the Offer unconditional, ANZ has acquired further shares in E*TRADE Australia and now has a relevant interest in more than 50% of E*TRADE Shares and controls E*TRADE Australia. This means that nobody can acquire E*TRADE Australia without ANZ’s support.

To accept this Offer please follow the instructions on the New Transfer and Acceptance Form enclosed. If you have any questions in relation to the Offer, please contact ANZ’s Offer Information Line on 1300 301 126 (within Australia) or +61 2 9936 1977 (outside Australia) between the hours of 9:00am and 5:00pm Melbourne time (Monday to Friday), or visit ANZ’s website at www.anz.com.

I encourage you to consider this document carefully and accept ANZ’s Offer before 15 May 2007.

Yours faithfully

Brian Hartzer

Group Managing Director, Personal Division

Australia and New Zealand Banking Group Limited

(1)       E*TRADE Australia’s announcement to ASX dated 23 April 2007 (attached as schedule 2).

1                 Summary Of The Offer

1.1  THE OFFER

ANZ Online is offering to acquire all of your E*TRADE Shares for:

(a)          $4.30 cash per E*TRADE Share (the Cash Consideration); or

(b)         ANZ Shares to a value equivalent to $4.30 per E*TRADE Share (the Scrip Consideration). For this purpose, the value of an ANZ Share will be based on the “Adjusted ANZ VWAP” (defined below), and the number of ANZ Shares to which you will become entitled upon choosing the Scrip Consideration will be calculated by multiplying the number of your E*TRADE Shares by $4.30 and then dividing that amount by the Adjusted ANZ VWAP.

The Adjusted ANZ VWAP is the volume weighted average sale price of ANZ Shares sold on ASX during the five trading days up to and including the 15 May 2007 (rounded to the nearest whole cent or, if the fraction is one-half of one cent, up to the next whole cent), excluding any ANZ Excluded Trades. Sale prices on those days on which ANZ Shares trade “cum” ANZ’s interim dividend payable for the half-year ended 31 March 2007 (the record date for which is 18 May 2007) are to be adjusted to an “ex” basis, by deducting the amount of the proposed interim dividend (which is 62 cents per ANZ Share). ANZ Shares will trade “cum” the interim dividend on 9, 10 and 11 May 2007.

The Adjusted ANZ VWAP will be announced to ASX once calculated.(2)

ANZ Shares issued as Scrip Consideration will be issued fully paid and will rank equally for dividends and other rights with existing ANZ Shares. However, they will not be issued until after the record date for ANZ’s interim dividend for the half-year ended 31 March 2007 and therefore will not participate in that interim dividend.

If you accept the Offer, you should choose between the alternative forms of consideration, by making an election on the New Transfer and Acceptance Form or, if your E*TRADE Shares are in a CHESS Holding, by instructing your Controlling Participant of your election. You must elect only one alternative for all of your E*TRADE Shares.

If you accept the Offer but do not make an election, you will be deemed to have elected the Cash Consideration.

(2)       This is likely to occur after the Offer Period has ended, unless ANZ extends the Offer Period.

1.2  PRICE FINAL

The Offer price has been declared final (in the absence of a superior proposal). As such, ANZ will not increase its price further unless a superior proposal is announced and ANZ then chooses to do so.

1.3  ROUNDING

If you choose the Scrip Consideration your entitlement to ANZ Shares will be subject to the effects of rounding. Your entitlement to any fraction of an ANZ Share will be rounded up to the next whole number if the fraction is one-half or more or rounded down to the next whole number if the fraction is less than one-half, in accordance with clauses 1.4 and 1.5 of the Offers (as set out in section 8 of this Supplementary Bidder’s Statement).

1.4  INELIGIBLE FOREIGN SHAREHOLDERS

If you choose the Scrip Consideration and you are an Ineligible Foreign Shareholder (which does not include a N.Z. Shareholder or a U.S. Shareholder), you will not receive ANZ Shares. The ANZ Shares to which you would otherwise become entitled will be issued to a nominee for sale in accordance with clause 6.9 of the Offers (which is set out in section 8 of this Supplementary Bidder’s Statement).

1.5  CLOSING DATE

The closing date for the Offer is 7.00pm (Melbourne time) on 15 May 2007, unless extended.

1.6  UNCONDITIONAL OFFER

All of the conditions of ANZ’s Offer have been waived or satisfied. As such the Offer is unconditional.

1.7  HOW TO ACCEPT THE OFFER

Information about how to accept the Offer is set out in section 3 of this Supplementary Bidder’s Statement.

Please note that if you wish to choose the Scrip Consideration, you will need to use the New Transfer and Acceptance Form which accompanies this Supplementary Bidder’s Statement.

1.8  PERSONS WHO HAVE ALREADY ACCEPTED THE OFFER

If you already accepted the Offer before you received this Supplementary Bidder’s Statement, you will automatically receive the increased Offer price for your E*TRADE Shares. You also have the right within one month after you receive this Supplementary Bidder’s Statement to make an election as to the form of the consideration you wish to receive. Further details about how to make a fresh election are set out in section 3.1(c) of this Supplementary Bidder’s Statement.

1.9  PAYMENT OF CONSIDERATION

As the Offer is now unconditional, you will be paid the Offer consideration within one month of your acceptance of the Offer (or, if earlier, 21 days after the end of the Offer Period).

1.10 FURTHER INFORMATION

For further information regarding ANZ’s Offer, please call ANZ’s Offer Information Line on 1300 301 126 (within Australia) or +61 2 9936 1977 (outside Australia) between the hours of 9:00am and 5:00pm (Melbourne time) on Monday to Friday, or visit ANZ’s website at www.anz.com.

2                 Why You Should Accept The Offer

1	Unanimous recommendation by E*TRADE Independent Directors	☒
2	You will receive substantial value for your E*TRADE Shares	☒
3	Potential to receive capital gains tax rollover relief	☒
4	Opportunity to gain exposure to one of Australia’s major banks	☒
5	Benefits of increased market capitalisation	☒
6	Risks of not accepting ANZ’s Offer	☒

2.1  UNANIMOUS RECOMMENDATION BY E*TRADE INDEPENDENT DIRECTORS

The Independent Directors of E*TRADE Australia unanimously recommend that E*TRADE Shareholders accept ANZ’s increased Offer (in the absence of a superior proposal) and intend to accept this Offer for their own holdings of E*TRADE Shares on that basis.(3)

On 23 April 2007, E*TRADE Australia’s Chairman, Kerry Roxburgh, said:

“the Independent Directors believe the increased offer from ANZ provides shareholders an opportunity to realise excellent value for their E*TRADE Australia shares.” (4)

(3)  E*TRADE Australia’s announcement to ASX dated 23 April 2007 (attached as schedule 2).

(4)  E*TRADE Australia’s announcement to ASX dated 23 April 2007 (attached as schedule 2).

2.2  YOU WILL RECEIVE SUBSTANTIAL VALUE FOR YOUR E*TRADE SHARES

(a)   Offer price is within E*TRADE Australia’s Independent Expert’s valuation range.

The revised Offer price is within the Independent Expert’s valuation range of $4.22 to $4.74.(5)

(b)   Offer price represents a significant premium:

(i)                         52.1% premium to the six month VWAP prior to announcement(6) (64.1% premium to the six month VWAP prior to speculation(7));

(ii)                      33.3% premium to the three month VWAP prior to announcement (48.1% premium to the three month VWAP prior to speculation); and

(iii)                   24.2% premium to the one month VWAP prior to announcement (38.2% premium to the one month VWAP prior to speculation).

SIGNIFICANT OFFER PREMIUM

(5)       Independent Expert’s Report.

(6)       Pre-announcement VWAP calculated up until 16 February 2007, the last trading day prior to announcement of the initial Offer on 19 February 2007.

(7)       Pre-speculation VWAP calculated up until 15 January 2007, the last trading day prior to press takeover speculation as reported in “E*TRADE boss’s unexpected exit fuels takeover talk”, Australian Financial Review, 16 January 2007, page 14.

(c)          Offer price is higher than the average price ($4.19) at which E*TRADE Shares have traded on ASX between announcement of ANZ’s Offer on 19 February and announcement of the revised Offer on 23 April 2007.

The revised Offer is equal to or exceeds the price at which over 95% of E*TRADE Shares have traded between announcement of ANZ’s Offer on 19 February 2007 and ANZ’s announcement on 23 April 2007.

E*TRADE SHARE PRICE SINCE ANNOUNCEMENT OF THE INITIAL OFFER (TO 20 APRIL 2007)(8)

(8)       Last trading day prior to announcement of revised Offer.

2.3  POTENTIAL TO RECEIVE CAPITAL GAINS TAX ROLLOVER RELIEF

If ANZ and ANZ Online together secure 80% or more of E*TRADE Shares, E*TRADE Shareholders who elect to receive the Scrip Consideration may, depending on their individual circumstances, benefit from capital gains tax rollover relief. General information about the Australian tax implications of accepting the Scrip Consideration is set out in section 6 of this Supplementary Bidder’s Statement. You should consult your tax adviser for further details regarding the tax implications of accepting the Offer.

2.4  OPPORTUNITY TO GAIN EXPOSURE TO ONE OF AUSTRALIA’S MAJOR BANKS

Shareholders who elect to receive ANZ Shares will have a shareholding in one of Australia’s major banks.

ANZ is an Australian-based bank that provides a range of retail and wholesale banking services. Its operations are primarily located in Australia and New Zealand. It also has operations across the Asian and Pacific regions, and in a number of other countries including the United Kingdom and the United States. See section 4 of this Supplementary Bidder’s Statement for further details about ANZ.

2.5  BENEFITS OF INCREASED MARKET CAPITALISATION

As at 23 April 2007, ANZ had a market capitalisation of approximately $58 billion, and was the fifth largest Australian company listed on ASX by market capitalisation. ANZ is included in all major Australian share indices, including the benchmark S&P/ASX 200 Index.

Shareholders who elect to receive ANZ Shares will, if those shares are quoted on ASX (ANZ proposes to apply for quotation of the shares(9)), have a more liquid shareholding in a company which has a much larger balance sheet, shareholder base and capital resources than E*TRADE Australia.

2.6  RISKS OF NOT ACCEPTING ANZ’S OFFER

ANZ has a relevant interest in more than 50% of E*TRADE Shares and now controls E*TRADE Australia. There are risks associated with not accepting ANZ’s Offer and remaining a minority shareholder in E*TRADE Australia including:

•              ANZ may make changes to the composition of the E*TRADE Australia board so that ANZ nominees will comprise a majority of the directors;

(9)       Quotation is not automatic and depends on ASX exercising its discretion. Neither ANZ nor ANZ Online represent or imply that the ANZ Shares will be quoted.

•                  as stated in the Bidder’s Statement, through its nominees on the E*TRADE Australia board ANZ will:

•                  if appropriate and consistent with ASX Listing Rules, consider seeking the delisting of E*TRADE Australia from ASX;

•                  consider an appropriate dividend policy for E*TRADE Australia;

•                  there will be reduced liquidity of E*TRADE Shares on ASX (if it remains listed), which may impact the price at which you may be able to sell your E*TRADE Shares in the future; and

•                  following the close of ANZ’s Offer, E*TRADE’s Share price is likely to fall below the Offer price.

E*TRADE AUSTRALIA ONE YEAR SHARE PRICE HISTORY (TO 20 APRIL 2007)(10)

(10)     Last trading day prior to announcement of revised Offer.

(11)     Street Talk, Australian Financial Review, 2 November 2006, page 28.

(12)     “E*TRADE boss’s unexpected exit fuels takeover talk”, Australian Financial Review, 16 January 2007, page 14.

3                 What You Should Do Next

3.1  HOW TO ACCEPT THE OFFER OR MAKE A FRESH ELECTION

(a)  CHESS Holdings

Instruct your Controlling Participant (usually your broker) to accept the Offer for you or you may complete, sign and return the Transfer and Acceptance Form.

(b)  Issuer Sponsored Holdings

Complete, sign and return the Transfer and Acceptance Form.

(c)   Changing your election

If you already accepted the Offer for cash before you received this Supplementary Bidder’s Statement, you have the right within one month after you receive this Supplementary Bidder’s Statement to elect to take the Scrip Consideration instead.

To make an election you must, in accordance with section 651B of the Corporations Act, give ANZ Online written notice (to one of the addresses set out in section 3.2 below) that you wish to take the Scrip Consideration and return any Cash Consideration you receive. You may do this by completing, signing and returning the New Transfer and Acceptance Form accompanying this Supplementary Bidder’s Statement indicating (in accordance with the instructions on the Form) that you elect the Scrip Consideration. If you receive Cash Consideration before then you must return that consideration. ANZ will not issue the Scrip Consideration to you until any Cash Consideration already paid has been returned in cleared funds. Cheques should be made payable to ANZ Online Holdings Pty Limited.

If you have already accepted the Offer, you need to make an election only if you wish to elect for the Scrip Consideration instead of the Cash Consideration.

Please refer to section 6 of this Supplementary Bidder’s Statement for important information about the Australian tax implications of making an election to accept the Scrip Consideration instead of the Cash Consideration.

3.2  DELIVERY AND MAILING ADDRESSES

The addresses for mailing or delivering completed and signed Transfer and Acceptance Forms or giving notice of an election referred to in section 3.1(c) above are as follows:

POSTAL ADDRESS	HAND DELIVERY
Computershare Investor Services Pty Limited	Computershare Investor Services Pty Limited
GPO Box 52	Yarra Falls
MELBOURNE VIC 8060	452 Johnston Street
ABBOTSFORD VIC 3067

3.3  FURTHER INFORMATION

If you are in doubt as to what to do please consult your financial or other professional adviser. If you have any queries about this Supplementary Bidder’s Statement or the Bidder’s Statement, please call ANZ’s Offer Information Line on
1300 301 126 (within Australia) or +61 2 9936 1977 (outside Australia) between the hours of 9:00am and 5:00pm (Melbourne time) on Monday to Friday, or visit ANZ’s website at www.anz.com.

4                 Information On ANZ

4.1  OVERVIEW OF ANZ’S BUSINESS

ANZ is one of the four major Australian based banks and is headquartered in Melbourne. ANZ’s Australian operations began in 1835 and its New Zealand operations began in 1840. As at 30 September 2006, ANZ was ranked third among Australian banks in terms of total assets ($336 billion) and shareholders’ equity ($19.9 billion). As at 23 April 2007, ANZ had a market capitalisation of approximately $58 billion and was the fifth largest Australian company by market capitalisation listed on ASX.

ANZ conducts its operations primarily in Australia and New Zealand. The remainder of ANZ’s operations are conducted across the Asian and Pacific regions, and in a number of other countries including the United Kingdom and the United States. ANZ’s strategy is executed through a management structure focussed on specialisation with business units clustered around customers to form its key divisions.

Principal activities of divisions

(a)   Personal

Personal is a division comprised of Retail, Regional, Rural and Small Business Banking, Banking Products, Mortgages, Consumer Finance, Investments and Insurance, Esanda, Pacific Banking businesses and a number of other areas, including the branch network, and marketing and support services in Australia.

(b)   Institutional

Institutional is a division encompassing businesses that provide a full range of financial services to ANZ’s largest corporate and institutional customers across the globe. Its businesses include Working Capital Solutions, Markets, Corporate & Structured Financing, Business Banking, and Relationships and Infrastructure.

(c)   New Zealand Businesses

The New Zealand operations are conducted across similar business units to Australia, encompassing retail banking, Mortgages, Consumer Finance, Private Bank, Rural, Small Business Banking, Corporate & Commercial, UDC (a finance company) and Central business units.

(d)   Partnerships and Private Bank

Partnerships and Private Bank is responsible for ANZ’s partnerships with other institutions in Australia and Asia, along with ANZ’s Private Bank business.

(e)   Group Centre

ANZ Australia’s Group Centre division includes support functions and shared services.

4.2  FINANCIAL PERFORMANCE

ANZ’s performance

2006 Financial Year

ANZ’s profit after tax for the year ended 30 September 2006 was $3,688 million, up by 16% on the previous financial year. Cash profit (adjusted for non-core items including AIFRS adjustments in 2005) was $3,587 million, up 14%, and the profit before provisions was up 10% on the previous financial year.

The dividend for the year ended 30 September 2006 was 125 cents per ANZ Share fully franked.

Revenue growth of 8% for the year ended 30 September 2006 was the highest for many years. While costs (after non-core items) increased by 6% the cost to income ratio fell by 1.0% to 45.6%. The overall credit environment was very favourable with provisions for credit impairment at cyclical lows.

2007 Interim Results (all growth rates are expressed against the half year ended 31 March 2006)

ANZ’s profit after tax for the half ended 31 March 2007 was $2,102 million, up by 16% on the same half last year. The cash profit (adjusted for non-core items) was $1,936 million, up 12%, and the profit before provisions was up 12%.

The proposed interim dividend of 62 cents per share fully franked is up 11% on the 2006 interim dividend.

Revenue growth remained strong, up 9%, while costs were up 6%. Both were in line with guidance given at the time of ANZ’s 2006 full year results. The cost to income ratio fell 1.5% to 44.3%. The credit environment remains favourable, with credit provisions up just 7% to $240 million for the half.

A summary of ANZ’s recent financial performance is set out in the following table:(13)

	FULL YEAR	FULL YEAR		HALF YEAR	HALF YEAR
	2006	2005	CHANGE	MAR 07	MAR 06	CHANGE
PROFIT (ON STATUTORY BASIS)

Revenue	10,152	9,396	8%	5,613	4,963	13%

Expenses	(4,531)	(4,418)	3%	(2,386)	(2,185)	9%
Profit before provisions	5,621	4,978	13%	3,227	2,778	16%

Provision for credit impairment	(407)	(580)	(30)%	(240)	(224)	7%
Profit before tax	5,214	4,398	19%	2,987	2,554	17%

Income tax	(1,522)	(1,220)	25%	(883)	(742)	19%

Minority interests	(4)	(3)	33%	(2)	(1)	100%

Net profit after tax	3,688	3,175	16%	2,102	1,811	16%
Non-core items (including AIFRS adjustments in 2005)*	101	24		166	80

(13) All items in table are A$m, except for per share measures.

	FULL YEAR	FULL YEAR		HALF YEAR	HALF YEAR
	2006	2005	CHANGE	MAR 07	MAR 06	CHANGE

CASH PROFIT

Revenue	10,089	9,306	8%	5,381	4,931	9%

Expenses	(4,605)	(4,340)	6%	(2,386)	(2,259)	6%
Profit before provisions	5,484	4,966	10%	2,995	2,672	12%

Provision for credit impairment	(407)	(565)	(28)%	(240)	(224)	7%
Profit before tax	5,077	4,401	15%	2,755	2,448	13%

Income tax	(1,486)	(1,247)	19%	(817)	(716)	14%

Minority interests	(4)	(3)	33%	(2)	(1)	100%

Cash profit	3,587	3,151	14%	1,936	1,731	12%

BALANCE SHEET

Assets	334,640	300,885	11%	351,724	322,181	9%

Shareholders Equity	19,906	19,538	2%	20,910	18,796	11%

OTHER MEASURES

Earnings per share	200.0	169.5	18%	113.2	98.4	15%

Cash Earnings per Share	194.5	171.8	13%	104.2	94.0	11%

Dividend per Share	125.0	110.0	14%	62.0	56.0	11%

* Non-core items (including AIFRS adjustments in 2005)

Sale of Esanda Fleetpartners	—	—	141	—

Gain on sale of NBNZ Life	—	14	—	—

Settlement of ANZ National Bank claims	14	—	—	14

Settlement of NHB insurance claim	79	—	—	79

Ineffective hedge fair value gains/losses	34	31	25	13

ANZ National Bank incremental integration costs	(26)	(52)	—	(26)

AIFRS adjustments to ensure 2005 results are fully comparable	—	31	—	—

Total non-core items	101	24	166	80

4.3  CAPITAL MANAGEMENT

ANZ pursues an active approach to capital management. This involves ongoing review of the level and composition of ANZ’s capital base, assessed against a range of objectives including maintenance of sufficient capital to ensure that ANZ retains its long term `AA’ category credit rating.

ANZ seeks to ensure that it maintains an appropriate level of capital to meet its economic capital needs. ANZ also seeks to ensure that it has sufficient capital to satisfy regulators and ratings agencies. Economic capital is the equity allocated to a business segment according to its inherent risk profile. It is allocated against a number of risk categories including: credit risk, operating risk, interest rate risk, basis risk, mismatch risk, investment risk and trading risk. The methodology used to allocate capital to business segments for risk is designed to incentivise appropriate risk management and investment decisions across ANZ’s businesses.

4.4  IMPACT OF ACQUISITION ON ANZ

At the Offer price of $4.30 per E*TRADE Share, the E*TRADE Shares not already owned by ANZ before the announcement of the Offer had a market value of $284 million, which represents less than 1.5% of ANZ’s shareholders’ funds as at 31 March 2007 and less than 0.5% of ANZ’s market capitalisation as at 23 April 2007. The acquisition of E*TRADE Australia by ANZ is not expected to have any material impact on the financial position and performance of ANZ.

4.5  OUTLOOK

Market conditions remain supportive of good growth. Personal should continue to do well, but may find it difficult to sustain such unusually high levels of growth. We expect to see continued momentum in New Zealand, and Institutional has taken action to improve revenue and expense performance in the second half. Looking ahead, the growth we are now seeing from Asia will become more material to the Group.

For the 2007 year, ANZ’s revenue and expenses are expected to be in line with previous guidance of 7%-10% revenue growth and 5%-7% cost growth. While the credit environment is benign, we expect provisions to be significantly higher in the second half of the current financial year ending 30 September 2007, with the first half unusually low due to recoveries.

5                 Risks Of Investing In ANZ Shares

As with any investment in the stock market, an investment in ANZ Shares is subject to a number of risks, both general and specific. These risks may adversely impact ANZ’s business and any return on ANZ Shares. The value of the Scrip Consideration will depend upon the future performance of ANZ, and dividends are not guaranteed. The past performance of ANZ is not a guarantee of the future performance of ANZ.

An investment in ANZ Shares also involves risks which are associated with investing in listed securities. The return on ANZ Shares may be influenced by these risk factors.

Some of the risks specific to ANZ include:

•      changes in general business and economic conditions;

•      changes in monetary policy;

•      legislative and regulatory changes (including tax laws);

•      changes in the nature and scope of competition in the industry in which ANZ operates;

•      the application of, and changes to, accounting policies;

•      exposure to credit risk, operational risks, market risk (including foreign exchange) and liquidity risk;

•      a weakening of real estate markets in Australia and New Zealand;

•      litigation and contingent liabilities which may adversely impact ANZ’s results; and

•      risks associated with acquisitions.

These risks are described in more detail in schedule 1.

This section 5 (and schedule 1) do not take into account the investment objectives, financial situation or particular needs of E*TRADE Shareholders and are not exhaustive. It is important that E*TRADE Shareholders carefully read this Supplementary Bidder’s Statement in its entirety (along with the Bidder’s Statement), consider their personal circumstances (including financial and taxation issues) and seek independent professional advice before deciding whether or not to accept the Offer and, if so, whether or not to elect to receive the Scrip Consideration.

6                 Australian Tax Considerations

6.1  AUSTRALIAN TAX IMPLICATIONS FOR E*TRADE SHAREHOLDERS

The Bidder’s Statement provides a general description of the Australian income and capital gains tax consequences for E*TRADE Shareholders (other than temporary residents) who dispose of their E*TRADE Shares in return for cash.

Subject to the comments below concerning the potential availability of capital gains rollover relief for E*TRADE Shares held as capital investments, this general description also applies to shareholders who dispose of their E*TRADE Shares in return for ANZ Shares.

The general description included in the Bidder’s Statement refers to the value of the consideration you receive for the disposal of your E*TRADE Shares. If you dispose of your E*TRADE Shares in return for cash, the value of the consideration is the cash received. If you dispose of your E*TRADE Shares in return for ANZ Shares, the value of the consideration you receive for income and capital gains tax purposes, is the market value of the ANZ Shares on the date on which you accept the Offer and enter into the contract for the disposal of your E*TRADE Shares.

The general description included in the Bidder’s Statement and this Supplementary Bidder’s Statement is based upon taxation law and practice in effect at the date of each document. It is not intended to be an authoritative or complete analysis of the taxation laws of Australia, as they apply to the specific circumstances of any particular shareholder.

You are advised to seek independent professional advice regarding the Australian tax consequences of disposing of your E*TRADE Shares in your particular circumstances.

Section 6.3 sets out some information for E*TRADE Shareholders who have already accepted the cash Offer and identifies the risk that such shareholders may not be eligible for rollover relief (if they subsequently elect to receive ANZ Shares) because they have already exchanged their shares for cash.

ANZ intends to seek a Class Ruling from the Australian Taxation Office to confirm the income tax implications for E*TRADE Shareholders who accept the Offer, including those who have already accepted the Offer for cash.

6.2  CAPITAL GAINS TAX ROLLOVER RELIEF

If you hold your E*TRADE Shares as capital investments, you may be entitled to ªscrip-for-scripº rollover relief from capital gains tax if:

(a)          you acquired your E*TRADE Shares after 19 September 1985;

(b)         you accept the Offer choosing the Scrip Consideration and receive ANZ Shares as consideration;

(c)          you would otherwise make a capital gain on your E*TRADE Shares (that is, you are not entitled to rollover relief if your E*TRADE Shares are exempt from capital gains tax, or you would otherwise have made a capital loss); and

(d)         ANZ and its wholly-owned subsidiary companies secure at least 80% of the voting shares in E*TRADE Australia under the Offer (including shares they held when ANZ Online made the Offer).

The availability of rollover relief will also depend on your particular circumstances (for example, it is not available if your E*TRADE Shares are trading stock or are otherwise held on revenue account). You should consult your own tax adviser to clarify whether or not the relief will be available to you.

If you are eligible for rollover relief and you choose to claim it, you will not realise a capital gain in respect of the disposal of your E*TRADE Shares. However, the capital gains tax cost base, and reduced cost base, of your E*TRADE Shares, and the date or deemed date that they were acquired, will transfer automatically to your new ANZ Shares. This should defer any taxable capital gain on your E*TRADE Shares until you sell your ANZ Shares.

If ANZ Online and its associates acquire at least 90% of all E*TRADE Shares, ANZ Online will have the right to give notice of its intention to compulsorily acquire the outstanding E*TRADE Shares. The capital gains tax consequences of compulsory acquisition of E*TRADE Shares may differ from the consequences of accepting the Offer and receiving ANZ Shares as consideration. You should consult your own tax adviser about this.

6.3  E*TRADE SHAREHOLDERS WHO HAVE ALREADY ACCEPTED FOR CASH

E*TRADE Shareholders who have already (before receiving this Supplementary Bidder’s Statement) accepted the Offer for cash, are entitled to make a fresh election to accept the Offer for ANZ Shares (refer to sections 3.1(c) and 8.2). However, there is a risk that such shareholders may not be eligible for rollover relief because they have already accepted the cash Offer.

ANZ intends to seek a Class Ruling from the Australian Taxation Office to confirm the income tax implications for E*TRADE Shareholders who accept the Offer, including those who have already accepted the Offer for cash. In the meantime, any shareholders in this position, and who propose to make a fresh election to accept the Offer for ANZ Shares, should consult their own tax adviser about this issue.

6.4  SHAREHOLDERS WHO ARE PARTICIPANTS IN EMPLOYEE SHARE OR OPTION PLANS

The Australian tax implications for participants in E*TRADE Australia’s employee share plans may be different from those for other holders of E*TRADE Shares. Each participant in such a plan should seek specific tax advice in relation to the Offer.

6.5  GOODS & SERVICES TAX (GST)

No GST should generally be payable in respect of the transfer of E*TRADE Shares or the issue of ANZ Shares.

There may be an indirect GST cost in relation to taxable supplies related to the Offer (for example, legal and other adviser fees paid to obtain advice on whether to accept the Offer).

6.6  STAMP DUTY

No stamp duty should be payable by E*TRADE Shareholders in respect of the transfer of E*TRADE Shares or the issue of ANZ Shares.

7                 Information About ANZ Shares

ANZ has unconditionally and irrevocably agreed to ensure that sufficient ANZ Shares are issued to enable ANZ Online to meet its obligations under the Offer to E*TRADE Shareholders who choose to receive the Scrip Consideration. ANZ has the capacity to issue the maximum number of ANZ Shares which may be required to be issued under the Offer.

The rights attaching to ANZ Shares are set out in ANZ’s Constitution and the Corporations Act. The following is a summary of key rights.

The summary does not contain all of the information included in ANZ’s Constitution and the Corporations Act, which should be read for a more complete description of ANZ Shareholders’ rights. A copy of ANZ’s Constitution is available to any person who asks for it during the Offer Period (see section 9.1).

(a)  Voting rights

Subject to any rights or restrictions attached to any shares or class of shares, each ANZ Shareholder is entitled to attend and vote at a general meeting of ANZ. Any resolution being considered at a general meeting is decided on a show of hands unless a poll is demanded. On a show of hands, each ANZ Shareholder present has one vote. On a poll, each ANZ Shareholder has one vote for each fully paid ANZ Share. Partly paid shares confer that fraction of a vote which is equal to the proportion which the amount paid bears to the total issue price of the share.

(b)  General meetings

Notice of a general meeting must be given to each shareholder entitled to vote at the meeting.

Each ANZ Shareholder is entitled to receive notices, financial statements and other documents required to be sent to ANZ Shareholders under ANZ’s Constitution, the Corporations Act and the ASX Listing Rules.

(c)   Dividend entitlement

Subject to the Corporations Act, ANZ’s Constitution and to the terms of issue of shares, ANZ’s Directors may resolve to pay dividends on ANZ Shares which are considered by them to be appropriate. Any ANZ Shares issued under the Offer will be issued fully paid and will rank equally for dividends with other ANZ Shares but they will not participate in any interim dividend payable for the half-year ending 31 March 2007.

(d)  Dividend Reinvestment Plan and Bonus Option Plan

ANZ Shareholders may participate in ANZ’s Dividend Reinvestment Plan or Bonus Option Plan, as in force from time to time, in accordance with (and subject to) the rules of those plans. Shareholders who are subject to the laws of a country or place other than Australia may not be eligible to participate, because of legal requirements that apply in that country or place or in Australia. Until the ANZ Directors otherwise determine, participation in ANZ’s Dividend Reinvestment Plan and Bonus Option Plan is not available to any person who is a resident of the United States of America or Canada.

(e)   Entitlement of ANZ Shareholders on a winding up of ANZ

If ANZ is wound up and its property is more than sufficient to pay all debts and preference share capital of ANZ and expenses of a winding up, the excess must be divided among ANZ Shareholders in proportion to the ANZ Shares held by them. A partly paid share is counted as a fraction equal to the proportion which the amount paid on it bears to the total issue price of the ANZ Share.

However, with the sanction of a special resolution, the liquidator may divide among ANZ Shareholders the assets of ANZ in kind and decide how the division is to be carried out or vest assets in trustees on any trusts for the benefit of ANZ Shareholders as the liquidator thinks appropriate.

(f)    Transfer of ANZ Shares

ANZ Shares may be transferred by any means permitted by the Corporations Act or by law.

ANZ Directors may decline to register a transfer where permitted to do so under the ASX Listing Rules or the ASTC Settlement Rules, or where the transfer is forbidden by the Corporations Act, the ASX Listing Rules or the ASTC Settlement Rules. In addition, ANZ Directors may decline to register a transfer if registration would create a new holding of less than a marketable parcel under the ASX Listing Rules or, subject to the Corporations Act, the ASX Listing Rules and the ASTC Settlement Rules, such other number as the ANZ Directors may determine.

(g)   Issues of further shares

Subject to ANZ’s Constitution, the Corporations Act and the ASX Listing Rules, the ANZ Directors may issue, or grant options in respect of, shares on such terms as they think fit. In particular, the ANZ Directors may issue preference shares, including redeemable preference shares, with preferred, deferred or special rights or restrictions in relation to dividends, voting, return of capital and participation in surplus on a winding up of ANZ.

(h)   Variation of rights

ANZ may only modify or vary the rights attaching to any class of shares with the prior approval, by a special resolution, of the holders of shares in that class at a meeting of those holders, or with the written consent of the holders of at least 75% of the issued shares of that class.

Subject to the terms of issue, shares are not treated as varied by the issue of further shares which rank equally with an existing class for participation in profits and assets of ANZ.

(i)    Variation of ANZ’s Constitution

ANZ’s Constitution can only be modified by a special resolution in accordance with the Corporations Act. Under the Corporations Act, for a resolution to be passed as a special resolution it must be passed by at least 75% of the votes cast by members entitled to vote on the resolution.

8                 Variation Of ANZ’s Offer

8.1  VARIATIONS

Pursuant to section 650D of the Corporations Act, ANZ Online varies the Offers dated 14 March 2007 (as varied by Notice of Variation dated 10 April 2007) for all the E*TRADE Shares as follows:

(a)   By extending the Offer Period

ANZ Online varies the Offers by extending the period during which the Offers remain open for acceptance until 7:00pm (Melbourne time) on 15 May 2007 and, accordingly, by substituting the date ª15 May 2007º for ª4 May 2007º, in clause 2 of the Offers.

(b)   By increasing the Cash Consideration and offering the Scrip Consideration

ANZ Online varies the Offers to increase the Cash Consideration and to offer an alternative form of consideration, namely, the Scrip Consideration, as follows:

(i)    By deleting clause 1 of the Offers and substituting the following:

“1.1        ANZ Online offers to acquire all of your E*TRADE Shares for:

(a)  $4.30 per E*TRADE Share (the Cash Consideration); or

(b)       the number of ANZ Shares determined by multiplying the number of your E*TRADE Shares by $4.30 and then dividing that amount by the Adjusted ANZ VWAP (the Scrip Consideration);

on the terms set out in this Offer.

1.2          You may choose to receive:

(a) the Cash Consideration for all your E*TRADE Shares; or

(b) the Scrip Consideration for all your E*TRADE Shares.

You must specify your choice when completing the Transfer and Acceptance Form or instructing your Controlling Participant. If you accept the Offer but do not specify which of the alternative considerations you wish to receive, you will be treated as choosing the Cash Consideration for all your E*TRADE Shares.

1.3                               If you are an Ineligible Foreign Shareholder and you choose the Scrip Consideration then despite any other provision of this Offer, you are offered and will receive for your E*TRADE Shares a cash amount calculated under clause 6.9.

1.4                               Subject to clause 1.5 below, if you would otherwise become entitled to a fraction of an ANZ Share as a result of your acceptance of the Offer and your election is to receive the Scrip Consideration, any such fractional entitlement of:

(a) less than 0.5 will be rounded down to zero; and

(b) 0.5 or more will be rounded up to one ANZ Share.

1.5                               If ANZ Online reasonably believes that any parcel or parcels of E*TRADE Shares has or have been created or manipulated to take advantage of the rounding provision in clause 1.4 above, then any fractional entitlement to an ANZ Share arising in relation to that parcel, or those parcels, will be rounded down so that the entitlement to ANZ Shares arising in relation to each parcel consists of the nearest whole number of ANZ Shares only and the fractional entitlement will be disregarded.

1.6                               The ANZ Shares issued under the Offer will be issued fully paid and will rank equally for dividends and other rights with existing ANZ Shares except that, for the avoidance of doubt, they will not participate in any interim dividend payable for the half year ended 31 March 2007.

1.7                               ANZ will apply for official quotation of the ANZ Shares on ASX. Quotation will, however, not be automatic but will depend on ASX exercising its discretion. ANZ has already been admitted to the official list of ASX and shares in ANZ of the same class as those to be issued under this Offer are already quoted. But neither ANZ nor ANZ Online can guarantee, and neither does represent or imply, that the ANZ Shares will be listed.”

(ii)   By inserting the following at the end of clause 3.2 of the Offers:

“In this Offer, a reference to the Transfer and Acceptance Form is to the Original Transfer and Acceptance Form or to the New Transfer and Acceptance Form, but you must use the New Transfer and Acceptance Form if you wish to choose the Scrip Consideration.”

(iii)  By inserting the following new clause 4.2A after clause 4.2 of the Offers:

“4.2A     Further agreement where Scrip Consideration chosen

By signing and returning the Transfer and Acceptance Form or initiating or causing acceptance of this Offer under the ASTC Settlement Rules in accordance with clause 3, if you choose to receive the Scrip Consideration, you also:

(a)                   represent and warrant that you are not an Ineligible Foreign Shareholder unless otherwise indicated on the Transfer and Acceptance Form, and acknowledge and agree that if you are an Ineligible Foreign Shareholder, or ANZ Online believes you are an Ineligible Foreign Shareholder, clause 6.9 applies to you; and

(b)                   unless clause 6.9 applies to you:

(i)              agree to accept the ANZ Shares to which you become entitled by accepting this Offer subject to ANZ’s Constitution and authorise ANZ to place your name on its register of members for those ANZ Shares; and

(ii)          instruct ANZ to issue the ANZ Shares to which you became entitled by accepting this Offer, if your E*TRADE Shares are in a CHESS Holding, with the same holder identi® cation number as affects your E*TRADE Shares; and if your E*TRADE Shares are held on E*TRADE’s issuer sponsored sub-register, on ANZ’s issuer sponsored sub-register.º

(iv)  By inserting the following new clause 6.2A after clause 6.2 of the Offers:

“6.2A     Interpretation of ”pay”

In clauses 6.1 and 6.2, “pay” includes “provide”.”

(v)   By inserting the following sentences at the end of clause 6.4 of the Offers:

“Subject to the Corporations Act, ANZ Online will send a holding statement for any ANZ Shares issued to you upon acceptance of the Offer at your risk by pre-paid ordinary mail, or in the case of an address outside Australia by airmail, to the address shown in the Transfer and Acceptance Form. Any ANZ Shares issued to you will be placed on ANZ’s Australian share register.”

(vi)  By inserting the following new clause 6.9 after clause 6.8 of the Offers:

“6.9        Ineligible Foreign Shareholders

If you are an Ineligible Foreign Shareholder and you accept this Offer and choose the Scrip Consideration you will not be entitled to receive ANZ Shares as consideration for your E*TRADE Shares. Instead ANZ Online will:

(a)                   arrange for the issue to a nominee approved by ASIC of the number of ANZ Shares to which you and all other Ineligible Foreign Shareholders would have been entitled but for this clause and the equivalent clause in each of the Offers;

(b)                   cause those ANZ Shares to be offered for sale on ASX within 1 month after the end of the Offer Period and otherwise in such manner, at such price and on such terms as are determined by the nominee; and

(c)        cause the amount ascertained in accordance with the formula below to be paid to you:

net proceeds of sale x	your ANZ Shares
total ANZ Shares

net proceeds of sale is the amount remaining after deducting the expenses of sale and of appointing the nominee from the total proceeds of sale of the ANZ Shares issued to the nominee under this clause and the equivalent clause in each of the Offers;

your ANZ Shares is the number of ANZ Shares which would, but for this clause, have been issued to you; and

total ANZ Shares is the total number of ANZ Shares issued to the nominee under this clause and the equivalent clause in each of the Offers.

You will be paid by cheque in Australian currency. The cheque will be sent at your risk by pre-paid airmail to the address shown in the Transfer and Acceptance Form.”

8.2  SECTION 650B NOTICE – RIGHT TO MAKE FRESH ELECTION

In accordance with section 650B of the Corporations Act, ANZ Online gives notice that a person who has already accepted an Offer when the variations in section 8.1(b) are made has the right to make a fresh election as to the form of consideration to be taken.

Details about how to make a fresh election, and the requirement to return any Cash Consideration already received, are included in section 3.1(c).

9                 Additional Information

9.1  REPORTING AND DISCLOSURE OBLIGATIONS

ANZ is required to prepare and lodge with ASIC and ASX both annual and half-yearly financial statements accompanied by an ANZ Directors’ statement and report, with an audit or review report. Copies of these and other documents lodged with ASIC may be obtained from or inspected at an ASIC office.

ANZ is a disclosing entity for the purposes of Part 1.2A of the Corporations Act and, as such, is subject to regular report and disclosure obligations.

ANZ must ensure that ASX is continuously notified of information about specific events and matters as they arise for the purpose of ASX making the information available to the stock market.

ANZ has an obligation under the ASX Listing Rules (subject to certain limited exceptions) to notify ASX immediately of any information concerning it of which it becomes aware, that a reasonable person would expect to have a material effect on the price or value of its quoted securities.

ANZ will provide a copy of each of the following documents, free of charge, to any person who asks for it during the Offer Period:

•                                          the consolidated financial statements of ANZ for the year ended 30 September 2006 (being the most recent annual financial report lodged with ASIC before the date of this Supplementary Bidder’s Statement);

•                                          the consolidated financial statements of ANZ for the half year ended 31 March 2007 (being the half-year report lodged with ASIC after lodgement of the annual financial report referred to above and before lodgement of this Supplementary Bidder’s Statement);

•                                          any continuous disclosure notices given by ANZ after lodgement of the annual financial report for the year ended 30 September 2006 and before the lodgement of this Supplementary Bidder’s Statement with ASIC; and

•                                          ANZ’s Constitution.

If you would like a copy of any of these documents, please call ANZ’s Offer Information Line on 1300 301 126 (within Australia) or +61 2 9936 1977 (outside Australia) between the hours of 9:00am and 5:00pm (Melbourne time) on Monday to Friday.

9.2  FEES, BENEFITS AND INTERESTS

Except as disclosed in this Supplementary Bidder’s Statement, no relevant person holds, at the time of lodgement of this Supplementary Bidder’s Statement with ASIC, or has held in the two years before lodgement of this Supplementary Bidder’s Statement with ASIC, an interest in:

•                                          the formation or promotion of ANZ;

•                                          any property acquired or proposed to be acquired by ANZ in connection with the formation or promotion of ANZ or the offer of ANZ Shares pursuant to ANZ’s Offer; or

•                                          the offer of ANZ Shares pursuant to ANZ’s Offer.

In this section a reference to a “relevant person” is to a person referred to in section 711(4) of the Corporations Act in relation to ANZ’s Offer, namely: (i) an ANZ Director or proposed ANZ Director; (ii) a person named in this Supplementary Bidder’s Statement as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Supplementary Bidder’s Statement; (iii) a promoter of ANZ; or (iv) an underwriter to the issue of the ANZ Shares under ANZ’s Offer or a financial services licensee involved in the issue.

Except as disclosed in this Supplementary Bidder’s Statement, no one has paid or agreed to pay any amount, and no one has given or agreed to give any benefit:

•                                          to an ANZ Director or proposed ANZ Director to induce them to become, or to qualify as, an ANZ Director; or

•                                          for services provided by a relevant person in connection with:

•                                          the formation or promotion of ANZ; or

•                                          the offer of ANZ Shares pursuant to ANZ’s Offer.

As at the day before the date of this Supplementary Bidder’s Statement, the ANZ Directors have the following direct or indirect interests in ANZ securities:

		NO. OF OPTIONS OVER
NAME OF DIRECTOR	NO. OF ANZ SHARES	ANZ SHARES
Mr C B Goode	650,051
Mr J K Ellis	113,623
Mr D M Gonski	69,411
Ms M A Jackson	91,297
Mr J McFarlane	2,001,838	700,000
Mr D E Meiklejohn	7,156
Mr J P Morschel	9,003
Dr G J Clark	5,501
Mr I J Macfarlane	2,000

ANZ’s Constitution contains provisions as to remuneration of ANZ’s Directors. As remuneration for services as a director, each non-executive ANZ Director is paid an amount determined by ANZ’s Board, subject to a maximum annual aggregate amount determined by ANZ Shareholders in general meeting. The maximum annual aggregate amount has been set at $3,000,000 (excluding superannuation benefit payouts and retirement benefits). Each non-executive ANZ Director may also be paid additional remuneration for performance of additional services and is entitled to reimbursement of reasonable out-of-pocket expenses.

ANZ has entered into a Director’s Access Insurance and Indemnity Deed with each ANZ Director. Under that deed, an ANZ Director is entitled (among other things) to be indemnified against liabilities incurred as an ANZ Director to the extent permitted by law. They are also entitled to be indemnified under ANZ’s Constitution and to the benefit of directors and officers insurance policies taken out for their benefit.

As at the day before the date of this Supplementary Bidder’s Statement, no ANZ Director had any direct or indirect interests in E*TRADE Shares.

9.3       CONSENTS

Each of the following has consented to being named in this Supplementary Bidder’s Statement in the form and context in which they are so named and have not withdrawn that consent as at the date of this Supplementary Bidder’s Statement:

(a)   ANZ; and

(b)   Computershare Investor Services Pty Limited.

This Supplementary Bidder’s Statement contains statements made by, or statements said to be based on statements made by, ANZ. ANZ has consented to the inclusion of such statements in the form and context in which they appear and has not withdrawn that consent as at the date of this Supplementary Bidder’s Statement.

This Supplementary Bidder’s Statement includes or is accompanied by statements which are made in or based on statements made in documents lodged with ASIC or on the company announcements platform of ASX. Under the terms of ASIC Class Order 01/1543, the parties making those announcements are not required to consent to, and have not consented to, the inclusion of those statements in this Supplementary Bidder’s Statement. If you would like to receive a copy of any of these documents, please call ANZ’s Offer Information Line on 1300 301 126 (within Australia) or +61 2 9936 1977 (outside Australia) between the hours of 9:00am and 5:00pm (Melbourne time) on Monday to Friday and you will receive a copy free of charge.

9.4  INFORMATION FOR U.S. SHAREHOLDERS

This exchange offer or business combination is made for the securities of E*TRADE Australia, a company incorporated under the laws of the Australia. The exchange offer is subject to disclosure requirements of Australia that are different from those of the United States. Financial statements included in this document have been prepared in accordance with accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you as a U.S. Shareholder to enforce your rights and any claim you may have arising under the federal securities laws of the United States, since each of ANZ and ANZ Online is located in Australia, and some or all of its officers and directors may be residents of Australia or other places outside the United States. You may not be able to sue a foreign company or its officers or directors in a court of jurisdiction outside the United States for violations of the United States securities laws. It may be difficult to compel ANZ and its affiliates to subject themselves to a United States court’s judgment.

You should be aware that ANZ Online may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

9.5  OTHER

(a)  Funding of additional cash consideration

At the Offer price of $4.30 per E*TRADE Share, the E*TRADE Shares not already owned by ANZ before the announcement of the Offer have a market value of approximately $284 million. ANZ has unconditionally and irrevocably agreed to ensure that ANZ Online has sufficient funds available to meet its obligations under the Offer to pay the Cash Consideration to all E*TRADE Shareholders who elect to receive the Cash Consideration.

(b)  Forward looking statements

This Supplementary Bidder’s Statement contains forward looking statements. Forward looking statements are not based on historical facts, but are based on current expectations of future results or events. These forward looking statements are subject to risks, uncertainties and assumptions which could cause actual results or events to differ materially from the expectations described in such forward looking statements. While ANZ and ANZ Online believe that the expectations reflected in the forward looking statements in this Supplementary Bidder’s Statement are reasonable, no assurance can be given that such expectations will prove to be correct. Matters as yet not known to ANZ and ANZ Online or not currently considered material by ANZ or ANZ Online may cause actual results or events to be materially different from those expressed, implied or projected in any forward looking statements. Any forward looking statement contained in this Supplementary Bidder’s Statement is qualified by this cautionary statement.

(c)   Expiry date

No shares will be issued in consequence of the Offer contained in the Bidder’s Statement, as amended and supplemented by this Supplementary Bidder’s Statement, after the date that is 13 months after the date of this Supplementary Bidder’s Statement.

(d)  Supplementary Bidder’s Statement to be sent to E*TRADE Shareholders

A copy of this Supplementary Bidder’s Statement is to be sent to E*TRADE Australia and to each holder of E*TRADE Shares registered in the register of members of E*TRADE Australia at the Register Date.

(e)   Market Rule 20.3.1 – on-market acquisitions during bid period

On 23 April 2007 ANZ Online announced in accordance with ASX Market Rule 20.3.1 that it may purchase E*TRADE Shares on-market during the Offer Period for prices at or below $4.30 per share.

(f)    ASIC Relief

ANZ Online has obtained from ASIC a modification to section 708(18) of the Corporations Act to enable an offer of securities to investors pursuant to this Supplementary Bidder’s Statement without disclosure under Part 6D.2 of the Corporations Act.

10          Definitions And Interpretation

10.1 DEFINITIONS

Terms defined in the Bidder’s Statement have the same meaning in this Supplementary Bidder’s Statement (except as otherwise defined in this section 10.1 or where the context makes it clear that a definition is not intended to apply).

The following definitions apply in interpreting this Supplementary Bidder’s Statement and the New Transfer and Acceptance Form, except where the context makes it clear that a definition is not intended to apply:

Adjusted ANZ VWAP has the meaning given in section 1.1 of this Supplementary Bidder’s Statement.

AIFRS means Australian equivalents to International Financial Reporting Standards.

ANZ Directors mean the directors of ANZ.

ANZ Excluded Trades means any and all Special Crossings, Crossings prior to the commencement of Open Session State, overseas trades and overnight Crossings or trades pursuant to the exercise of options over ANZ Shares and any trades which ANZ Online reasonably decides to exclude on the basis that they are not representative of the general price at which ANZ Shares are trading on ASX in the context of trading in ANZ Shares on any day on which the trades took place. In this definition, the terms Crossing, Open Session State and Special Crossings have the meanings given to them in the ASX Market Rules.

ANZ’s Constitution means the constitution of ANZ as amended from time to time.

ANZ Share means a fully paid ordinary share in ANZ.

ANZ Shareholder means a holder of ANZ Shares.

APRA means the Australian Prudential Regulation Authority.

ASX Listing Rules means the official listing rules of ASX.

ASX Market Rules means the operating rules of ASX.

Bidder’s Statement means the bidder’s statement of ANZ Online dated 2 March 2007 in connection with the takeover bid by ANZ Online for all the ordinary shares in E*TRADE Australia.

Cash Consideration has the meaning given in section 1.1 of this Supplementary Bidder’s Statement.

E*TRADE Shareholder means a holder of E*TRADE Shares.

Independent Expert means Grant Samuel and Associates Pty Limited.

Independent Expert’s Report means the report of the Independent Expert dated 23 March 2007 that accompanied the Target’s Statement.

Ineligible Foreign Shareholder means a person whose address as shown in the register of members of E*TRADE Australia is in a jurisdiction other than Australia and its external territories, but does not include a N.Z. Shareholder or a U.S. Shareholder.

New Transfer and Acceptance Form means the form with the title “Transfer and Acceptance Form” that accompanies this Supplementary Bidder’s Statement (or any replacement or substitute transfer and acceptance form provided by or on behalf of ANZ Online).

N.Z. Shareholder means a person whose address, as shown in the register of members of E*TRADE Australia, is in New Zealand.

Original Transfer and Acceptance Form means the form with the title “Transfer and Acceptance Form” that accompanied the Bidder’s Statement.

RBA means the Reserve Bank of Australia.

RBNZ means the Reserve Bank of New Zealand.

Scrip Consideration has the meaning given in section 1.1 of this Supplementary Bidder’s Statement.

Supplementary Bidder’s Statement means this document, being a supplementary bidder’s statement made by ANZ Online under Part 6.5 Division 2 of the Corporations Act relating to the Takeover Bid, and includes the notices under sections 650B and 650D of the Corporations Act set out in section 9.

Target’s Statement means the target’s statement dated 26 March 2007 of E*TRADE Australia in relation to ANZ’s Offer.

Transfer and Acceptance Form means the Original Transfer and Acceptance Form or the New Transfer and Acceptance Form as the context requires, but the New Transfer and Acceptance Form must be used if you wish to choose the Scrip Consideration.

U.S. Shareholder means a person whose address, as shown in the register of members of E*TRADE Australia, is in the United States of America.

10.2 INTERPRETATION

(a)          The definitions in section 10.1 of this Supplementary Bidder’s Statement also apply to the Offers as varied by this Supplementary Bidder’s Statement, except where the context makes it clear that a definition is not intended to apply.

(b)         The provisions of clause 19 of the Bidder’s Statement apply with necessary modifications to this Supplementary Bidder’s Statement.

This Supplementary Bidder’s Statement (including the notice pursuant to section 650D of the Corporations Act contained herein) has been approved by unanimous resolution of the directors of ANZ Online.

DATED 27 April 2007

SIGNED on behalf of ANZ Online Holdings Pty Limited

Director

Schedule 1 – Risks Of Investing In ANZ Shares

1.1       CHANGES IN GENERAL BUSINESS AND ECONOMIC CONDITIONS MAY ADVERSELY IMPACT ANZ’S RESULTS

As the majority of ANZ’s business is conducted in Australia and New Zealand, ANZ’s performance is influenced by the level and cyclical nature of business activity in these countries, which, in turn are affected by both domestic and international economic and political events.

These events and conditions include fluctuations in short-term and long-term interest rates, inflation, monetary supply, debt and equity capital markets, relative changes in foreign exchange rates and the strength of the Australian and New Zealand economies. Australian and New Zealand economic conditions may also be affected by geo-political instability, including, among other factors, actual or potential conflict and terrorism. ANZ’s future performance may also be affected by the economic conditions of other regions in which operations are conducted.

In addition, an appreciation in the Australian or New Zealand dollar relative to other currencies could negatively impact Australian or New Zealand agricultural exports and international tourism. Climatological events such as droughts, geological events such as volcanic activity or other extrinsic events such as a bird flu pandemic could have a negative effect on the ability of ANZ’s customers to pay interest or repay principal on their loans.

1.2       CHANGES IN MONETARY POLICIES MAY ADVERSELY IMPACT ANZ’S RESULTS

The RBA and the RBNZ regulate the supply of money and credit in Australia and New Zealand (respectively). Their policies help determine the cost of funds to ANZ for lending and investing and the return that ANZ will earn on those loans and investments. Both of these impact net interest margins and can materially affect the value of financial instruments held by ANZ, such as debt securities. The policies of the RBA and the RBNZ can also affect the ANZ’s borrowers, potentially increasing the risk that they may fail to repay their loans.

1.3       LEGISLATIVE AND REGULATORY CHANGES MAY ADVERSELY IMPACT ANZ’S RESULTS

ANZ includes entities that are deposit-taking institutions, which are regulated in Australia, New Zealand and in the other countries (including the United Kingdom and the United States of America) in which ANZ has operations, trades or raises funds or in respect of which ANZ has some other connection. This regulation varies from country to country but generally is designed to protect depositors and the banking system as a whole, not holders of ANZ’s securities.

The Australian Government and its agencies, including APRA, the RBA, and other financial industry regulatory bodies have supervisory oversight of ANZ. The New Zealand Government and its agencies, including the RBNZ, have supervisory oversight of ANZ’s New Zealand business. ANZ is also regulated by United States governmental agencies, including the Federal Reserve Board, the US Department of Treasury and the Office of the Comptroller of the Currency, and United Kingdom agencies, including the Financial Services Authority, and other financial industry regulatory bodies in those countries and in other countries in which ANZ has operations, trades or raises funds or in respect of which ANZ has some other connection. A failure to comply with any laws, regulations or policies in any of those jurisdictions could result in sanctions by these or other regulatory agencies and cause damage to the reputation of ANZ which could affect ANZ substantially. To the extent that these regulatory and consent requirements and any other regulatory requirements limit the operations and flexibility of ANZ, they could adversely affect the profitability and prospects of ANZ.

In addition, these regulatory agencies frequently review banking laws, regulations and policies for possible changes. Changes to laws, regulations or policies, including changes in interpretation or implementation of laws, regulations or policies, could affect ANZ in substantial and unpredictable ways. These may include changing required levels of bank liquidity and capital adequacy, limiting the types of financial services and products that can be offered and/or increasing the ability of non-banks to offer competing financial services and products, as well as changes to prudential regulatory requirements.

Changes to taxation laws or the interpretation and application thereof in Australia and overseas may also adversely impact the earnings and operations of ANZ.

1.4       COMPETITION MAY ADVERSELY IMPACT ANZ’S RESULTS, ESPECIALLY IN AUSTRALIA AND NEW ZEALAND

The effect of competitive market conditions may have a material adverse effect on ANZ’s financial performance and position, especially in Australia and New Zealand. The financial services sector in which ANZ operates is highly competitive and could become even more so, particularly in those segments which are perceived as providing higher growth prospects. Factors contributing to this include industry deregulation, mergers and acquisitions, changes in customers’ needs and preferences, entry of new participants, development of new distribution and service methods and increased diversification of products by competitors.

1.5       APPLICATION OF AND CHANGES TO ACCOUNTING POLICIES MAY ADVERSELY IMPACT ANZ’S RESULTS

ANZ’s accounting policies and methods are fundamental to how ANZ records and reports its financial position and results of operations. ANZ’s management must exercise judgment in selecting and applying many of these accounting policies and methods so that not only do they comply with generally accepted accounting principles but they also reflect the most appropriate manner in which to record and report ANZ’s financial position and results of operations. However, these accounting policies may be applied inaccurately resulting in a misstatement of ANZ’s financial position and results of operations.

In some cases, management must select an accounting policy or method from two or more alternatives, any of which might comply with generally accepted accounting principles and be reasonable under the circumstances yet might result in ANZ reporting materially different outcomes than would have been reported under another alternative.

For reporting periods commencing on or after 1 October 2005, ANZ is required to prepare financial statements using AIFRS, issued by the Australian Accounting Standards Board.

AIFRS includes changes to loan loss provisioning and other accounting standards. These changes can be expected to result in increased volatility of earnings.

As ANZ’s business is conducted in several different currencies, mainly the Australian and New Zealand dollars, ANZ’s business may be largely affected by a change in the currency exchange rates. Additionally, as the annual report is prepared and stated in Australian dollars, any appreciation in the Australian dollar against other currencies in which ANZ earns revenues (particularly the New Zealand dollar) may adversely affect ANZ’s reported earnings.

1.6       ANZ IS SUBJECT TO CREDIT RISK, WHICH MAY ADVERSELY IMPACT ANZ’S RESULTS

As a financial institution, ANZ is exposed to the risks associated with extending credit to other parties. Less favourable business or economic conditions, whether generally or in a specific industry sector or geographic region, could cause customers to experience an adverse financial situation, thereby exposing ANZ to the increased risk that those customers will fail to meet their obligations in accordance with agreed terms. In addition, in assessing whether to extend credit or enter into other transactions with customers, ANZ relies on information provided by or on behalf of customers, including financial statements and other financial information. ANZ may also rely on the representations of customers as to the accuracy and completeness of that information and with respect to financial statements, or on reports of independent auditors. ANZ’s financial performance could be negatively impacted to the extent that it relies on information that is inaccurate or materially misleading.

Due to the potential for loss arising from the failure of customers to meet their contractual obligations, ANZ holds provisions to cover credit impairment. The amount of these provisions is determined by assessing, based on current information, the extent of impairment inherent within the current lending portfolio. However, if the information upon which the assessment is made proves to be inaccurate, the provisions made for credit impairment may be inappropriate, which could have a material effect on ANZ’s financial performance.

1.7       A WEAKENING OF THE REAL ESTATE MARKETS IN AUSTRALIA OR NEW ZEALAND MAY ADVERSELY AFFECT ANZ’S RESULTS

Residential and rural property lending, together with property finance, including real estate development and investment property finance, constitute important business to ANZ. As at 30 September 2006, residential loans represented approximately 53% of ANZ’s total loans. A decrease in property valuations could decrease the amount of new mortgages ANZ is able to write or increase the losses ANZ may experience from existing mortgages, which, in either case, could materially and adversely impact ANZ’s financial condition and result of operations.

1.8       ANZ IS SUBJECT TO OPERATIONAL RISK, WHICH MAY ADVERSELY IMPACT ANZ’S RESULTS

ANZ is subject to operational risk, which is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems, or from external events which could have an impact on business operations.

Operational risk includes process error, fraud, systems failure and breach of regulation or legislation, failure of security, physical protection and recovery systems, customer services, staff skills and performance, and product development, delivery and maintenance.

Similarly, there are operational risks in the management, design and implementation of major projects.

ANZ is also exposed to failings by third party providers, including due to outsourcing of services, to natural disasters, political, security and social events and to failings in the financial services sector.

ANZ is highly dependent on information systems and technology and there is a risk that these, or the services they use or are dependent on, might fail. Most of ANZ’s daily operations are computer based. Information technology systems are essential to maintaining effective communications with customers. Any failure in these systems could result in business interruption, the loss of customers, damaged reputation and weakening of ANZ’s competitive position and could adversely impact ANZ’s business and have a material adverse effect on ANZ’s financial condition and loss of operations.

1.9       ANZ IS SUBJECT TO MARKET RISK (INCLUDING FOREIGN EXCHANGE RISK) AND LIQUIDITY RISK, WHICH MAY ADVERSELY IMPACT THE GROUP’S RESULTS

Market risk relates to the risk of loss arising from changes in interest rates, foreign exchange rates, prices of commodities, debt securities and other financial contracts, including derivatives. Losses arising from these risks may have a material adverse effect on ANZ. ANZ is also exposed to liquidity risk, which is the risk that ANZ has insufficient funds and is unable to meet its payment obligations as they fall due, including obligations to repay deposits and maturing wholesale debt.

1.10 LITIGATION AND CONTINGENT LIABILITIES MAY ADVERSELY IMPACT ANZ’S RESULTS

ANZ may from time to time be subject to material litigation, arbitration and other contingent liabilities which, if they crystallise, may adversely impact ANZ’s results. There are outstanding court proceedings, claims and possible claims against ANZ, the aggregate amount of which cannot be readily quantified. Legal advice has been obtained and, in the light of such advice, provisions as deemed necessary have been made in ANZ’s consolidated financial statements. If these provisions prove inadequate, this may have a material adverse effect on ANZ’s financial condition.

1.11 RISKS ASSOCIATED WITH ACQUISITIONS

ANZ regularly examines a range of corporate opportunities including material acquisitions and dispositions, with a view to determining whether those opportunities will enhance its financial performance and position. Any corporate opportunity that is pursued could, for a variety of reasons, turn out to have a material adverse effect on ANZ. The successful implementation of the ANZ corporate strategy will depend on a range of factors including potential funding strategies and challenges associated with integrating and adding value to an acquired business.

The operating performance or capital structure may also be affected by these corporate opportunities and there is a risk that ANZ’s credit rating may be placed on credit watch or downgraded if these opportunities are pursued.

Schedule 2 – E*TRADE Australia Announcement Of 23 April 2007

ETRADE AUSTRALIA LIMITED ABN 12 003 042 082

ANZ increases its offer for E*TRADE Australia to $4.30
Independent Directors recommend increased ANZ Offer

Sydney, 23 April 2007 – ETRADE Australia Limited (ASX:ETR, www.etrade.com.au) has today announced that Australia and New Zealand Banking Group Limited (ANZ) has increased its cash offer price from $4.05 per share to $4.30 per share. ANZ has also included a scrip alternative of ANZ shares with a value equivalent to $4.30 per E*TRADE Australia share(1).

The increased offer price is:

•                  a 33.3% premium to the Volume Weighted Average Price (VWAP) over the three months prior to the announcement of ANZ’s original offer on 19 February 2007;

•                  a 24.2% premium to the VWAP over the month prior to announcement;

•                  a 6.2% increase on ANZ’s original offer; and

•                  within the Independent Expert’s range included in the Target’s Statement.

ANZ has waived all conditions to the offer (including the 90% minimum acceptance condition) and has declared that, in the absence of a superior proposal, its offer is final.

All E*TRADE Australia shareholders that have already accepted ANZ’s offer will also receive the increased offer consideration announced today.

The Independent Directors of E*TRADE Australia (Kerry Roxburgh, James Dominguez, Ian Hunter and Brett Spork) unanimously recommend that shareholders accept ANZ’s increased offer (in the absence of a superior proposal) and intend to accept ANZ’s increased offer for their own holdings of E*TRADE Australia shares on the same basis.

E*TRADE Australia Chairman, Kerry Roxburgh, said “the Independent Directors believe the increased offer from ANZ provides shareholders an opportunity to realise excellent value for their E*TRADE Australia shares. The increased offer price represents a significant premium to the price at which E*TRADE Australia shares were trading prior to the announcement of the initial ANZ offer on 19 February 2007 and is within the valuation range provided by Grant Samuel. Further, the inclusion of a scrip alternative should enable some E*TRADE Australia shareholders to benefit from capital gains tax rollover relief (provided that ANZ acquires at least 80% of E*TRADE Australia).”

“E*TRADE Australia shareholders have realised significant value from the alliance with ANZ and the integration of E*TRADE Australia and ANZ is a logical next step.”

The offer has also been extended to 7.00pm (Melbourne time) on 15 May 2007 and ANZ has indicated that it expects to lodge a supplementary Bidder’s Statement in the next week and then mail it to E*TRADE Australia shareholders. The recommendation of the Independent Directors in relation to the increased offer will be contained in a supplementary Target’s Statement, which will also be mailed to shareholders.

(1)          The number of ANZ shares to be issued to provide $4.30 of ANZ shares per E*TRADE Australia share will be based on the volume weighted average sale price of all ANZ ordinary shares sold on ASX in the five trading days up to and including 15 May 2007, excluding any trades which are deemed not representative of the general price at which ANZ shares are traded. If ANZ shares trade “cum” any dividend during these trading days, the sale prices will be adjusted to an “ex” basis by deducting the amount of the dividend. Further details will be included in the supplementary Bidder’s Statement to be released by ANZ.

Shareholders are encouraged to read both of these documents before deciding how to respond to ANZ’s higher offer.

E*TRADE Australia has set up an information line, which shareholders can contact on 1800 730 441 (toll-free within Australia) or +61 2 8256 3390 (outside Australia), in relation to any queries in regard to the ANZ Offer.

For more information, please contact:

Kerry Roxburgh, Chairman, on 0419 322 719 or at kerryr@etrade.com.au

Brett Spork, Chief Executive Officer, on 0409 409 494 or at bretts@etrade.com.au

About E*TRADE Australia (www.etrade.com.au)

E*TRADE Australia’s services are provided by ETRADE Australia Securities Limited (ABN 93 078 174 973), a Participant of Australian Stock Exchange Group and holder of an Australian Financial Services Licence (AFSL No, 238277) and a subsidiary of ETRADE Australia Limited (ABN 12 003 042 082). E*TRADE Australia and the E*TRADE logo are trademarks of E*TRADE Financial Corporation or its subsidiaries. ETRADE Australia Securities Limited holds the trademark license from E*TRADE Financial Corporation. The trademark license provides ETRADE Australia Securities Limited the rights to the E*TRADE brand, technology and services, under the E*TRADE Australia banner. E*TRADE Australia offers independent investors the convenience and control of automated securities order placement, along with a suite of value-added products and services that can be personalised, including portfolio tracking, charting and quote applications, real-time company announcements, news and other information services. E*TRADE Australia does not provide investment advice to online retail customers.

Important Notice

Any statements contained in this news release that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to, changes in market activity, anticipated increases in the rate of new customer acquisition, the conversion of new visitors to the site to customers, seasonality, the development of new products and services, the enhancement of existing products and services, competitive pressures (including price competition), system failures, economic and political conditions, changes in consumer behaviour and the introduction of competing products having technological and/or other advantages.

CORPORATE DIRECTORY

Registered Offices of ANZ and ANZ Online

Level 6

100 Queen Street

Melbourne VIC 3000

ANZ’s Share Registry

Computershare Investor Services Pty Limited

Yarra Falls

452 Johnston Street

Abbotsford VIC 3067

ANZ’s Offer Information Line

From within Australia:  1300 301 126

From outside Australia: +61 2 9936 1977

(As required by the Corporations Act,

all calls will be recorded, indexed and stored)

ANZ Online Holdings Pty Limited

ACN 124 093 625

Designed and produced by The Ball Group ANZ0004 04/07

ANZ Online Holdings Pty Ltd ACN 124 093 625

Please return completed form to:
Computershare Investor Services Pty Limited
GPO Box 52 Melbourne
Victoria 8060 Australia
Enquiries (within Australia) 1300 131 164
000001	(outside Australia) 61 3 9415 4243
000	Facsimile 61 3 9473 2529
SAM	web.queries@computershare.com.au
MR JOHN SMITH 1	www.computershare.com
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL	Securityholder Reference Number (SRN)
SAMPLE ESTATE	or or Holder Identification Number (HIN)
SAMPLEVILLE VIC 3030

I 1234567890	I N D
Use a black pen.
Print in CAPITAL letters	A B C	1 2 3
inside the grey areas.

Transfer and Acceptance Form

Use this form to accept the Offer by ANZ Online Holdings Pty Ltd (“Bidder” or “ANZ Online”) for all your E*TRADE Shares. This is a New Transfer and Acceptance Form referred to in ANZ Online’s Supplementary Bidder’s Statement dated 27 April 2007.

If you already accepted the Offer before you received the Supplementary Bidder’s Statement dated 27 April 2007 was sent to E*TRADE
Shareholders and you wish to choose Scrip Consideration instead of Cash Consideration, you may use this form (see overleaf for further details).

If you do not make an election you will receive the Cash Consideration.

A	Cash Consideration	Securityholder details

☐	If you wish to receive the Cash Consideration please mark this box.	Subregister

B	Scrip Consideration	Securityholding as at
6 March 2007	<BALANCE>
☐	If you wish to receive the Scrip Consideration please mark this box.

To be completed by Securityholder

C

Please complete this form if you wish to accept the Offer in respect of ALL of your E*TRADE Shares (even if different from the number specified above) on the terms of the Offer dated 14 March 2007 set out in the Bidder’s Statement dated 2 March 2007 as supplemented and varied. You cannot accept the Offer for only part of your holding. You will be deemed to have accepted the Offer in respect of all your E*TRADE Shares if you sign and return this form to ANZ Online’s share registry shown overleaf. Defined terms used on this Transfer and Acceptance form have the meaning given to them in the Bidder’s Statement (and any Supplementary Bidder’s Statement) issued by the Bidder for the Offer for E*TRADE Shares.

D	Enter your contact details

Contact Name	Telephone Number - Business Hours / After Hours

( )

Sign Here - This section must be signed for your instructions to be executed

E

I/We accept the Offer made by ANZ Online in respect of all my/our E*TRADE Shares. I/we hold and I/we agree to be bound by the terms and conditions of the Offer and transfer all of my/our E*TRADE Shares to the Bidder for the above consideration.

Individual or Securityholder 1	Securityholder 2	Securityholder 3

Sole Director and Sole Company Secretary	Director	Director/Company Secretary

The directors of ANZ Online reserve the right to make amendments to this form where appropriate. Please refer to the lodgement instructions overleaf.

This is an important document and requires your immediate attention. If you are in any doubt about how to deal with it, please consult your financial or other professional advisor.

See back of form for completion guidelines
ETR _ TKO	<BROKER CODE>	033756_00MQ0C

How to complete this form

Acceptance of the takeover offer

A	Cash Consideration

If you wish to receive the Cash Consideration, please mark this box. If you mark both boxes “A” and “B” (or neither box) you will be deemed to have chosen the Cash Consideration.

B	Scrip Consideration

If you wish to receive the Scrip Consideration, please mark this box. If you mark both boxes “A” and “B” (or neither box) you will be deemed to have chosen the Cash Consideration.

If you already accepted the Offer before you received ANZ Online’s Supplementary Bidder’s Statement dated 27 April 2007 and you wish to choose the Scrip Consideration instead of the Cash Consideration, mark this box. By doing so, you will be making the election referred to in section 3.1(c) of the Supplementary Bidder’s Statement (provided that it is received by ANZ Online within one month after you receive the Supplementary Bidder’s Statement and you return any Cash Consideration you receive to ANZ Online).

You should mark this box only if you wish to receive the Scrip Consideration.

C	How to accept the Offer

If your E*TRADE Shares are held in an Issuer Sponsored Holding (indicated by an ‘I’ appearing next to your holder number on the front of this form), simply complete and return this form to Computershare so that it is received by no later than the end of the Offer Period. The Offer Period will end at 7pm (Melbourne Time) on 15 May 2007, unless extended.

If your E*TRADE Shares are in a CHESS Holding (indicated by an ‘X’ appearing next to your holder number on the front of this form) you may contact your Controlling Participant directly (normally your stockbroker) with instructions to accept.

If you want ANZ Online’s share registry to contact your Controlling Participant on your behalf via the CHESS system, sign and return this form to Computershare so that it is received no later than the end of the Offer Period. The Offer Period will end at 7pm (Melbourne Time) on 15 May 2007, unless extended.

None of ANZ, the Bidder or Computershare will be responsible for any delays incurred by this process. You should allow sufficient time for the preferred party to initiate the acceptance on your behalf before the end of the Offer Period.

D	Contact Details

Enter your contact details. These are not compulsory but will assist us if we need to contact you.

E	Signature(s)

You must sign the form as follows in the space provided:

	Joint holding:	where the holding is in more than one name all of the securityholders must sign.

	Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. Alternatively, attach a certified copy of the Power of Attorney to this form when you return it.

	Deceased Estate:	all executors must sign and, if not already noted by the registry, a certified copy of Probate or Letters of Administration must accompany this form.

Companies:

this form must be signed by either 2 Directors or a Director and a Company Secretary. Alternatively, where the company has a Sole Director and, pursuant to the Corporations Act, there is no Company Secretary, or where the Sole Director is also the Sole Company Secretary, that Director may sign alone. Delete titles as applicable.

Registration Name(s)

The E*TRADE Shares are currently registered in the name(s) printed on the front of this form. Your consideration will be issued or paid, as applicable, in the names in which your E*TRADE Shares are recorded on the E*TRADE Australia register of members.

If you have recently bought or sold any E*TRADE Shares, your holding may differ from that shown overleaf. If so, please write in your current holding, initial the alteration and write on this form the name of your broker who acted for you. Your acceptance will in any event apply in respect of all your E*TRADE Shares at the time your acceptance is processed even if different from the number specified overleaf.

If you have already sold all your E*TRADE Shares shown overleaf, do not keep or return this form. Please send this form to the broker who sold them for you.

Lodgement of Transfer and Acceptance Form

To be an effective acceptance of ANZ’s Offer Transfer and Acceptance Forms must be received at the Melbourne office of Computershare Investor Services Pty Limited or by your Controlling Participant for your acceptance to be initiated by no later than the end of the Offer Period. The Offer Period will end at 7pm (Melbourne Time) on 15 May 2007 (unless extended).

Computershare Investor Services Pty Limited		OR	Computershare Investor Services Pty Limited
GPO Box 52			Yarra Falls
MELBOURNE VIC 8060			452 Johnston Street
ABBOTSFORD VIC 3067

Privacy Statement

Personal information is collected on this form by Computershare Investor Services Pty Limited (“CIS”), as registrar for securities issuers (“the issuer”), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

If you have any enquiries concerning the Offer or how to accept the Offer please contact ANZ’s Offer Information Line on 1300 301 126 (for callers within Australia) or +61 2 9936 1977 (for callers outside Australia).

This form may not be used to effect an address change.

	Please return the completed form in the		Computershare Investor Services Pty Limited
	envelope provided or to the address opposite:		GPO Box 52
Melbourne Victoria 8060
Australia

Corporate Communications

100 Queen Street

Melbourne Vic 3000

www.anz.com

For Release: 27 April 2007

ANZ lodges Supplementary Bidder’s Statement for E*TRADE Australia takeover

ANZ today lodged its Supplementary Bidder’s Statement with the Australian Securities and Investments Commission for its $4.30 a share cash or scrip takeover offer for E*TRADE Australia.

ANZ already owns a controlling interest in E*TRADE Australia and yesterday acquired a further 4,658,221 shares on market at $4.30 increasing its beneficial ownership to 55.71%.

The Supplementary Bidder’s Statement will be mailed to all E*TRADE Australia shareholders early next week.

For media enquiries, contact:

Paul Edwards

Head of Corporate Communications

Tel: 0409-655 550

Email: paul.edwards@anz.com

Australia and New Zealand Banking Group Limited  ABN 11 005 357 522

NOTICE UNDER SECTION 630(3)

OF THE CORPORATIONS ACT 2001 (Cth)

TO:                         ETRADE Australia Limited (E*TRADE)

AND TO:               ASX Limited

ANZ Online Holdings Pty Limited (ACN 124 093 625) (Bidder) GIVES NOTICE under section 630(3) of the Corporations Act 2001 (Cth) that:

(a)                                  on 23 April 2007, the Bidder declared the offers dated 14 March 2007 (Offers) by it under its off-market takeover bid to acquire ordinary shares in E*TRADE free from the conditions set out in clause 5.1 (other than clause 5.1(c)(ii)) of the Offers;

(b)                                 the condition set out in clause 5.1(c)(ii) of the Offers has been fulfilled.

Accordingly, the Offers are free of all defeating conditions.

The Bidder’s voting power in E*TRADE at the time of giving this notice is 51.1%.

DATED 26 April 2007

FOR AND ON BEHALF OF ANZ
Online Holdings Pty Limited

Director

For Release:  24 April 2007

ANZ supports Bank of Tianjin expansion following strong growth

ANZ today announced its support for expansion plans by China’s Bank of Tianjin (formerly known as the Tianjin City Commercial Bank), as Bank of Tianjin announced an 18.9% increase in earnings for 2006.

Bank of Tianjin, in which ANZ has a 20% strategic stake, has been granted a regional license by the China Banking Regulatory Commission (CBRC) in line with new rules announced by the CBRC earlier this month.

Bank of Tianjin has applied to be the first city commercial bank to open a regional branch in Beijing and has plans to open branches in other major Chinese cities, subject to separate regulatory approvals.

The change of name from Tianjin City Commercial Bank to Bank of Tianjin, which happened this month, is a key part of the bank’s new image, designed to reflect the Bank’s significant position in the City of Tianjin and its regional growth plans.  The CBRC has provided strong support to the Bank in its application processes.

Bank of Tianjin finished 2006 with a good financial performance.  Highlights include:

•                  Total assets up 17.4% to RMB81.1 billion (A$12.6 billion)

•                  Profit up 18.9% to RMB517 million (A$80.2 million)

•                  Non Performing Loans ratio down from 7.0% to 3.89%.

ANZ Senior Managing Director Dr Bob Edgar said ANZ has given its strong support to Bank of Tianjin’s expansion strategy including assistance in the development of new customer products and services that are tied to the Bank’s growth plans.

“Bank of Tianjin produced a good performance in 2006.  Its expansion plans build on its significant progress in strengthening the Bank’s financial position and have strong support from the Governments in Tianjin and Beijing.

“This strong growth along with an internal reform program being run with technical assistance from ANZ, positions Bank of Tianjin well for its longer-term plans to complete an Initial Public Offering.”  Dr Edgar said.

Bank of Tianjin President, Mr Wang Jinlong said: “With our new image, a growing regional presence and a strong partnership with ANZ, Bank of Tianjin is well positioned to support the ongoing growth and development of the rapidly-growing Binhai Bay region, a key focal point for China’s economic growth.”

.../2

An important part of ANZ’s strategic investment in Bank of Tianjin is the commitment to assist in a broad program of strategic initiatives.  A team of eight ANZ staff work in Tianjin along-side Bank of Tianjin staff to support ongoing change programs in risk, retail products, small to medium enterprise products, credit cards, information technology, governance and strategy.  Bank of Tianjin staff also visit Melbourne regularly to gain first-hand experience in the areas of ANZ that are most relevant to their change responsibilities.

Bank of Tianjin was established in Tianjin City in 1996.  It was created from the consolidation of Tianjin’s many urban credit cooperatives.  Ten years later, in July 2006, ANZ completed a US$111.5 million investment to take a 20% stake in the Bank.  Bank of Tianjin is one of the largest city commercial banks in China and has 69 main branches, with a total of more than 181 banking locations.

For media enquiries, contact:

Mairi Barton

Senior Manager, Media Relations

Tel: 03-9273 6190 or 0409 655 551

Email: mairi.barton@anz.com

2